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SECUR ION

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SEC FILE NUMBER
8- 46708

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRONGTOWER FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7084 N. MAPLE AVE.
(No. and Street)

FRESNO (City) CALIFORNIA (State) 93720 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAYMOND JONES (559) 322-1001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WINDES & MCCLAUGHRY ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

111 WEST OCEAN BLVD., 22ND FLOOR (Address) LONG BEACH (City) CALIFORNIA (State) 90801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/16 PW PW

OATH OR AFFIRMATION

I, RAYMOND JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRONGTOWER FINANCIAL, INC., as of SEPTEMBER 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINANCIAL OPERATIONS OFFICER

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Fresno

Subscribed and sworn to (or affirmed) before me on this 24th day of November, 2010, by Raymond K. Jones, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


J. FORREST
COMM. #1808162
Notary Public - California
Fresno County
My Comm. Expires Aug. 2, 2012
NR01
NR01

(Seal) Signature J. Forrest



STRONGTOWER®
FINANCIAL
[PROSPER WITH PURPOSE]

(A Wholly Owned Subsidiary of California Baptist Foundation)

Financial Statements
September 30, 2010

CONTENTS



WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Strongtower Financial, Inc.

We have audited the accompanying statement of financial condition of Strongtower Financial, Inc. (a wholly owned subsidiary of California Baptist Foundation) (the Company) as of September 30, 2010, and the related statements of operations, changes in equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strongtower Financial, Inc. (a wholly owned subsidiary of California Baptist Foundation) as of September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
November 24, 2010

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2010

ASSETS

ASSETS	
Cash and cash equivalents	$ 634,891
Mortgage bond inventory	471,406
Receivables related to broker transactions	113,035
Other receivables	129,904
Income taxes receivable	217,000
Other assets	165,850
Investments in securities	41,822
Property and equipment, net	153,467
Assets held for sale	1,590,620
Deferred income taxes	41,400
Deposits - P.A.I.B.	100,000
TOTAL ASSETS	$ 3,659,395

LIABILITIES AND EQUITY

LIABILITIES	
Accounts payable	$ 70,390
Accrued commissions	39,297
Accrued expenses and other liabilities	179,069
Note payable	1,789,863
	2,078,619
COMMITMENTS AND CONTINGENCIES (Note 11)	
EQUITY	
Paid-in capital	668,000
Retained earnings	912,776
	1,580,776
TOTAL LIABILITIES AND EQUITY	$ 3,659,395

The accompanying notes are an integral part of these financial statements.

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

REVENUES	
Broker fees and commissions	$ 2,313,684
Underwriter fees	216,615
CLF management fee	246,922
Capital stewardship fees	130,500
Marketing fees	(36,860)
Interest	24,125
Investment losses	(20,984)
Other	1,931
	2,875,933
EXPENSES	
Assessment fee	60,038
Bad debt expense	52,000
Commissions	965,148
Consulting	197,421
Data processing	97,454
Depreciation	121,930
Dues and subscriptions	8,436
Filing fees	4,669
Human resource	19,438
Insurance	112,641
Interest	138,678
Lease expense	193,203
Legal and accounting	103,047
Marketing	71,044
Miscellaneous	19,618
Office	56,673
Payroll expenses	1,553,963
Payroll taxes and benefits	507,610
Postage and shipping	24,320
Property maintenance	47,123
Storage	8,090
Telephone	44,167
Training and education	37,690
Travel	125,503
Utilities	25,556
Loss on disposition of equipment	5,012
	4,600,472
LOSS BEFORE BENEFIT FOR INCOME TAXES	(1,724,539)
BENEFIT FOR INCOME TAXES	270,483
NET LOSS	($ 1,454,056)

The accompanying notes are an integral part of these financial statements.

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2010

	Paid-in Capital	Retained Earnings	Total
BALANCE, OCTOBER 1, 2009	$ 368,000	$ 2,366,832	$ 2,734,832
CAPITAL CONTRIBUTION	300,000		300,000
NET LOSS		(1,454,056)	(1,454,056)
BALANCE, SEPTEMBER 30, 2010	$ 668,000	$ 912,776	$ 1,580,776

The accompanying notes are an integral part of these financial statements.

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($ 1,454,056)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	121,930
Unrealized loss on investments	26,259
Loss on disposition of equipment	5,012
Change in deferred income taxes	(42,500)
Changes in operating assets and liabilities:	
Certificates of deposit	561,269
Mortgage bond inventory	(7,724)
Receivables related to broker transactions	47,910
Other receivables	193,354
Income taxes receivable	494,000
Other assets	31,303
Investments in securities	(34,467)
Accounts payable	(60,125)
Accrued commissions	(347,087)
Accrued expenses and other liabilities	(178,243)
Net Cash Used In Operating Activities	(643,165)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property and equipment	(8,440)
Proceeds from disposition of equipment	7,676
Net Cash Used In Investing Activities	(764)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on notes payable	(30,692)
Capital contribution	300,000
Net Cash Provided By Financing Activities	269,308
NET DECREASE IN CASH AND CASH EQUIVALENTS	(374,621)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,009,512
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 634,891

The accompanying notes are an integral part of these financial statements.

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 1 - Organization

Strongtower Financial, Inc. (the Company) was incorporated under the laws of the state of California in October 1993 as a nonprofit religious corporation. The Company is a broker-dealer registered with the Securities and Exchange Commission and specializes in church and nonprofit financing, as well as values-based financial services, for clients across the country.

Strongtower Financial, Inc. is a wholly owned subsidiary of California Baptist Foundation. The board of directors of the Company is comprised of board members who serve on the California Baptist Foundation board and at-large members.

NOTE 2 - Significant Accounting Policies

Securities Transactions

All securities transactions are executed and cleared through another broker-dealer on a fully disclosed basis. Broker fees and commission income and related expenses are recorded on a settlement date basis as securities transactions occur. The financial statement effect of recording these transactions at settlement date rather than trade date is not significant. Underwriter fees are recognized upon release of escrow fees.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions, among others, include the carrying amount of mortgage bond inventory, property and equipment, and the provision for current and deferred income taxes. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

NOTE 2 – Significant Accounting Policies (Continued)

Fair Value Measurements

The Company adopted the provisions required by the *Fair Value Measurements and Disclosures* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. On October 1, 2009, the Company adopted the provisions required for fair value measurement of nonfinancial assets and nonfinancial liabilities on a nonrecurring basis.

The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. The Company's assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

Credit Risk

Cash and cash equivalents include account balances in banks and cash balances at brokers. The Company maintains bank balances which, at times, may exceed federally insured amounts. At various times throughout the year, the Company may also maintain cash and investment balances at brokers which exceed amounts insured by Securities Investor Protection Corporation (SIPC). Amounts not covered by SIPC are insured by supplemental insurance carried by the brokers. Given the current economic environment and risks in the financial institution industry, there is a risk that these deposits may not be readily available.

The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on these accounts.

NOTE 2 - Significant Accounting Policies (Continued)

Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash and Cash Equivalents

Investments purchased with an original maturity of three months or less are considered by the Company to be cash and cash equivalents.

Mortgage Bond Inventory

Mortgage bond inventory consists of mortgage bonds purchased for resale and are stated at fair market value. The fair market value is determined by the Company's management using the recent purchase/sales price or the sinking fund payment history of the issuer. For delinquent issuers, the Company considers expected payment, default/foreclosure probability and timing, as well as the value and expected recovery of the secured property.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to expense and a credit to the receivable. Bad debt expenses related to receivables have not been material to the financial statements. At September 30, 2010, management considers all amounts at year-end to be fully collectible.

Investments in Securities

The Company's investments in securities are carried on the financial statements at fair market value. Realized and unrealized gains and losses are presented net on the statement of operations and reported as other revenue and unrealized loss on investments.

NOTE 2 – Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of each class of depreciable asset, generally three to seven years. Expenditures for repairs and maintenance are expensed as incurred.

Assets Held for Sale

An asset is classified as held for sale when (i) Management commits to a plan to sell and it is actively marketed; (ii) it is available for immediate sale and the sale is expected to be completed within one year; and (iii) it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. Upon being classified as held for sale, the recoverability of the carrying value is assessed. After the valuation process is completed, the assets held for sale are reported at the lower of the carrying value or fair value less cost to sell and the assets are no longer depreciated. The assets are aggregated and reported on a separate line on the statement of financial condition. See Note 8 for further information relating to assets held for sale at September 30, 2010.

Long-Lived Assets

In accordance with FASB guidance contained in the *Property, Plant, and Equipment* Topic, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset.

If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. During the year ended September 30, 2010, management determined that there was no impairment of long-lived assets. There can be no assurance, however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

NOTE 2 – Significant Accounting Policies (Continued)

Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a $100,000 good-faith deposit. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

Income Taxes

The Company is a nonprofit religious corporation which does not qualify for tax-exempt status. As such, the Company is taxed at the federal and state level on its activities.

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income tax assets or liabilities are attributable to temporary differences resulting from the amount of the current year's California Franchise Tax, other state taxes, unrealized trading gains and losses, federal and state net operating loss (NOL) carryforwards, and temporary differences between book and tax depreciation methods. Valuation allowances are established when necessary to reduce deferred tax assets to amounts, which are more likely than not to be realized.

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 2 – Significant Accounting Policies (Continued)

Income Taxes (Continued)

The FASB guidance contained in the *Income Taxes* Topic addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of "more likely than not" for recognition and derecognition of tax positions taken or expected to be taken in a tax return. The Company adopted this guidance on October 1, 2009 and is now required to recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs. The Company had no material adjustments to its liabilities for unrecognized income taxes under the guidelines of the *Income Taxes* Topic for uncertainty in income taxes and believes their estimates are appropriate based on current facts and circumstances.

The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are three and four years for federal and state tax filings, respectively. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered.

Subsequent Events

The Company has evaluated subsequent events through November 24, 2010, the date the financial statements were available to be issued.

NOTE 3 – Business Risk and Liquidity

As shown in the accompanying financial statements for the year ended September 30, 2010, the Company incurred a substantial net loss of $1,454,056. The Company had a net loss for the year ended September 30, 2009 of $1,514,871. To achieve profitability, the Company must successfully market the Company as an organization that assists churches indirectly through the marketing of the loan fund certificates offered by California Baptist Foundation. The time required to reach profitability is uncertain, and there can be no assurance that the Company will be able to return to profitability on a sustained basis.

NOTE 3 - Business Risk and Liquidity (Continued)

Management plans to continue to seek financing through additional paid-in capital, refine its operations, control expenses, and evaluate alternative methods to conduct business.

Although management believes it has access to adequate financing and operating cash flows to fund the Company's operations through September 30, 2011, based on current revenue and expenditure levels, there can be no assurance that the Company's efforts to achieve profitability will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 - Related Party Transactions

As of and for the year ended September 30, 2010, related party transactions with California Baptist Foundation consist of the following:

Accounts receivable	$	1,479
Accounts payable	$	103
Church Loan Fund (CLF) management fee income	$	246,922
Reimbursement of expenses from California Baptist Foundation	$	148,419
Reimbursement of expenses to California Baptist Foundation	$	2,551
Capital contribution from California Baptist Foundation	$	300,000
Underwriting fee income	$	70,000
Sale of computer equipment	$	5,716
Commission income from CLF and Church Capital Funding funds	$	933,675

In July 2010, the Company entered into an expense sharing agreement with California Baptist Foundation (the Parent) in which the Company will occupy office space in the Parent's facility rent-free. In addition, the Company will not be charged for supplies and utilities associated with the office space. The agreement can be terminated by either party with 30 days written notice.

NOTE 5 – Receivables and Payables Related to Broker Transactions

Amounts receivable and payable related to broker transactions at September 30, 2010, consist of the following:

	Receivable	Payable
Trailer fees	$ 24,263	
Commissions	88,772	$ 39,297
	$ 113,035	$ 39,297

NOTE 6 – Fair Value Hierarchy

As discussed in Note 2, the Company adopted the provisions for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis. The *Fair Value Measurements and Disclosures* Topic establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 6 – Fair Value Hierarchy (Continued)

The following table presents assets that are measured at fair value on a recurring basis at September 30, 2010:

	September 30, 2010	Fair Value Measurements at Reporting Date Using Level 1	Level 2	Level 3
Investments:				
Mutual funds	$ 28,866	$ 28,866		
Common stock	12,956	12,956		
Mortgage bond inventory	471,406			$ 471,406
Total	$ 513,228	$ 41,822	None	$ 471,406

The following table presents the Company's activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2010:

	Mortgage Bond Inventory
Balance at October 1, 2009	$ 463,682
Unrealized losses	(29,246)
Purchases, issuance, and settlements (net)	36,970
Balance at September 30, 2010	$ 471,406

NOTE 7 – Property and Equipment

Property and equipment consists of the following:

Property and equipment:	
Computer hardware	$ 217,722
Computer software	92,848
Leasehold improvements	8,439
Furniture and fixtures	225,431
	544,440
Less accumulated depreciation	(390,973)
	$ 153,467

NOTE 8 – Assets Held for Sale

On July 1, 2010, management decided to sell property consisting of land, a building, and related improvements. As such, the Company has classified the property as held for sale in the statement of financial condition as of September 30, 2010. The property has a carrying value of $1,590,620, which was comprised of costs totaling $2,017,776 and related accumulated depreciation of $427,156. The Company has a note payable secured by the property, which has a balance of $1,789,863 as of September 30, 2010. Management has determined the property is not impaired as of September 30, 2010.

NOTE 9 – Note Payable

The note payable is secured by a deed of trust and is payable in monthly installments of $14,005, including interest at 7.5%. The note matures in August 2017 and has a balance of $1,789,863 as of September 30, 2010.

Future maturities of the note payable as of September 30, 2010 are as follows:

Year Ending September 30,	
2011	$ 33,115
2012	35,346
2013	38,506
2014	41,539
2015	44,810
Thereafter	1,596,547
	$ 1,789,863

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 10 – Benefit for Income Taxes

The benefit for income taxes consists of the following:

Current:	
Federal	$ 209,441
State	18,542
	227,983
Deferred:	
Federal	35,200
State	7,300
	42,500
	$ 270,483

The reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

Computed "expected" federal income taxes	$ 586,344
State income taxes, net of federal	95,093
Nondeductible differences	(4,630)
Prior year adjustments	29,903
Valuation allowance	(494,959)
Tax credits	25,492
Other	33,240
	$ 270,483

Deferred income tax assets and liabilities are as follows:

Deferred income tax assets:	
Accrued vacation	$ 33,600
Unrealized loss	10,800
Federal net operating loss carryforwards	324,000
State net operating loss carryforwards	329,200
Enterprise zone tax credit carryforwards	191,400
	889,000
Less valuation allowance	(844,600)
	44,400

NOTE 10 – Benefit for Income Taxes (Continued)

Deferred income tax liabilities:	
State income taxes	1,100
Depreciation	1,900
	3,000
Net deferred income tax assets	$ 41,400

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable earnings during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable earnings, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, as well as the suspension of California state net operating loss carryforwards, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances, at September 30, 2010. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

At September 30, 2010, the Company had federal and state net operating loss carryforwards of approximately $953,000 and $3,940,000, respectively, which expire at various dates through 2030, and Enterprise Zone credit carryforwards, which are indefinite. The Company has applied a valuation allowance for these deferred assets. The valuation allowance increased by $494,900 during the year ended September 30, 2010.

NOTE 11 – Commitments and Contingencies

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to possible actions will not materially affect the financial position of the Company.

NOTE 11 - Commitments and Contingencies (Continued)

Operating Leases

The Company leases various office facilities and equipment under noncancellable operating leases that end at various dates through June 2014. Future minimum lease payments as of September 30, 2010 are as follows:

Year Ended September 30,		
2011	$	198,115
2012		127,290
2013		4,944
2014		3,708
	$	334,057

Lease expense for the year ended September 30, 2010 was $193,203. The Company also subleased a portion of its facility on a month-by-month basis through May 2010. Sublease income received totaled $1,931 for the year ended September 30, 2010.

NOTE 12 - Retirement Plan

The Company has a 401(k) retirement plan covering all employees who are age 18 or older. The plan allows eligible employees to defer up to 100% of their compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company may make a discretionary contribution to the plan. The Board of Directors determines each year if such a contribution will be made and, if so, the amount to be contributed. This contribution will be shared by all eligible employees, regardless of whether they make an elective contribution.

There was no discretionary contribution to the plan for the year ended September 30, 2010.

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 13 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2010, under the most restrictive requirement, the Company had net capital of $244,793, which was $144,793 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.05 to 1.

NOTE 14 – Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:

Interest	$	138,678
Taxes	$	3,686

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

SUPPLEMENTARY INFORMATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2010

NET CAPITAL	
Total equity	$ 1,580,776
DEDUCTIONS AND/OR CHARGES	
Nonallowable assets:	
Securities not allowable	471,406
Receivables from non-customers	458,460
Prepaid expenses	207,250
Equipment - net of depreciation	166,416
Receivable from affiliate	1,479
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	275,765
HAIRCUTS ON SECURITIES POSITIONS	30,972
NET CAPITAL	$ 244,793
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued liabilities, expenses and other	$ 288,756
Note payable	212,192
	$ 500,948
COMPUTATION OF BASIS OF NET CAPITAL REQUIREMENT	
Minimum net capital required based on aggregate indebtedness	$ 33,396
Minimum dollar requirement	$ 100,000
Minimum net capital required	$ 100,000
EXCESS NET CAPITAL	$ 144,793
EXCESS NET CAPITAL AT 1000%	$ 124,793
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.05
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2010)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 255,010
Net audit adjustments:	
Haircuts on securities positions	(21,549)
Depreciation	12,421
Accrued expenses and other liabilities	(692)
Income taxes payable	(1,497)
Deferred income taxes	1,100
Net Capital, per above	$ 244,793

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

SUPPLEMENTARY INFORMATION
SCHEDULE II
SEPTEMBER 30, 2010

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii)

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii)

3. Schedule for Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(2)(ii)



WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants

EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Strongtower Financial, Inc.

In planning and performing our audit of the financial statements of Strongtower Financial, Inc. (a wholly owned subsidiary of California Baptist Foundation) (the Company) as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
November 24, 2010



WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION
Certified Public Accountants & Consultants
EXCEEDING EXPECTATIONS SINCE 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Mailing Address:
Post Office Box 87
Long Beach, CA 90801-0087

T: (562) 435-1191
F: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Strongtower Financial, Inc.
7084 North Maple Avenue
Fresno, CA 93720

Dear Board Members:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Strongtower Financial, Inc. (a wholly owned subsidiary of California Baptist Foundation) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Strongtower Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Strongtower Financial, Inc.'s management is responsible for Strongtower Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [*copy of check stub; Form SIPC-6*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2010 [reconciled to audit adjustments made subsequent to filing], as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2010 noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [*Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2010; Statement of Revenues and Expenditures for the year ended September 30, 2010; and General Ledger Detail for the year ended September 30, 2010 for respective accounts*] noting no material differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*Form X-17A-5 Part IIA Quarterly 17a-5(a) for each quarter during the year ended September 30, 2010; Statement of Revenues and Expenditures for the year ended September 30, 2010; and General Ledger Detail for the year ended September 30, 2010 for respective accounts*] supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
November 24, 2010

STRONGTOWER FINANCIAL, INC.
(A wholly owned subsidiary of California Baptist Foundation)

SCHEDULE OF ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDING SEPTEMBER 30, 2010

GENERAL ASSESSMENT:	$	4,825
LESS PAYMENT MADE WITH SIPC-6 IN APRIL 2010:		(2,655)
ASSESSMENT BALANCE DUE:		2,170
AMOUNT PAID WITH FORM SIPC-7:	$	2,170